  EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

The following discussion and analysis of the operations, results, and financial position of Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the nine months ended September 30, 2019, and the audited consolidated financial statements as at and for the year ended December 31, 2018, and the notes thereto.

This Management’s Discussion and Analysis (“MD&A”) is dated November 7, 2019 and discloses specified information up to that date. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise cited, references to dollar amounts are in US dollars. This MD&A contains “forward-looking statements” that are subject to risk factors including those set out in the “Cautionary Statement” at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Company’s Board of Directors as of November 7, 2019, unless otherwise indicated. Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our”, or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on the Company’s website at www.avino.com and on SEDAR at www.sedar.com.

Business Description

Founded in 1968, the Company is engaged in the production and sale of silver, gold, and copper bulk concentrate, and the acquisition, exploration, and evaluation of mineral properties. The Company holds mineral claims and leases in Durango, Mexico, and in British Columbia and Yukon, Canada. Avino is a reporting issuer in all of the provinces of Canada, except for Quebec, and a foreign private issuer with the Securities and Exchange Commission in the United States. The Company’s shares trade on the Toronto Stock Exchange (“TSX”), under the symbol “ASM” (the Company graduated from the TSX Venture Exchange on January 8, 2018), on the NYSE American under the symbol “ASM”, and on the Berlin and Frankfurt Stock Exchanges under the symbol “GV6”.

Discussion of Operations

The Company’s production, exploration, and evaluation activities during the nine months ended September 30, 2019, have been conducted on its Avino Property and its Bralorne Mine property.

The Company holds a 99.67% effective interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”), a Mexican corporation which owns the Avino Property. The Avino Property covers approximately 1,104 contiguous hectares, and is located approximately 80 km north-east of the city of Durango. The Avino Property is equipped with milling and processing facilities that presently process all output from the San Gonzalo and Avino Mines located on the property.

The Company also holds a 100% interest in the Bralorne Mine property through its ownership of Bralorne Gold Mines Ltd. The Bralorne Mine property consists of a comprehensive package of mineral claims, land parcels, and equipment and infrastructure assembled during historic mining operations in the Bridge River mining camp of southwest British Columbia.

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MANAGEMENT S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

Operational Highlights

HIGHLIGHTS (Expressed in US$)	Third Quarter 2019	Third Quarter 2018	Change	YTD 2019	YTD 2018	Change
Operating
Tonnes Milled	202,664	193,645	5%	601,224	476,893	26%
Silver Ounces Produced	221,928	342,151	-35%	738,007	975,073	-24%
Gold Ounces Produced	1,448	2,204	-34%	4,880	6,004	-19%
Copper Pounds Produced	1,381,924	992,271	39%	3,580,739	3,443,264	4%
Silver Equivalent Ounces[1] Produced	570,220	704,429	-19%	1,788,402	2,099,980	-15%
Concentrate Sales and Cash Costs
Silver Equivalent Payable Ounces Sold[3]	503,742	715,606	-30%	1,645,263	1,928,359	-15%
Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$12.74	$9.69	31%	$11.63	$9.46	23%
All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$15.56	$11.15	40%	$14.08	$11.12	27%

1. In Q3, 2019, AgEq was calculated using metals prices of $16.98 oz Ag, $1,472 oz Au and $2.63 lb Cu. In Q3, 2018, AgEq was calculated using metals prices of $15.00 oz Ag, $1,213 oz Au and $2.77 lb Cu. Calculated figures may not add up due to rounding.

2. “Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce, all-in sustaining cash cost per payable ounce, EBITDA, adjusted EBITDA, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

Financial Highlights

HIGHLIGHTS (Expressed in 000’s of US$)	Third Quarter 2019	Third Quarter 2018	Change	YTD 2019	YTD 2018	Change
Financial
Revenues	$6,796	$8,516	-20%	$21,320	$25,848	-18%
Mine Operating Income (Loss)	$(177)	$657	-127%	$175	$4,919	-96%
Net Income (Loss)	$(1,642)	$(1,012)	-62%	$(2,418)	$645	-475%
Cash	$2,881	$7,068	-59%	$2,881	$7,068	-59%
Working Capital	$10,120	$9,052	12%	$10,120	$9,052	12%
Earnings (Loss) before interest, taxes and amortization (“EBITDA”)[1]	$(1,575)	$264	-697%	$(917)	$4,756	-119%
Adjusted EBITDA[1]	$(136)	$535	-125%	$328	$4,435	-93%
Per Share Amounts
Earnings per Share ("EPS") – Basic	$(0.02)	$(0.02)	-%	$(0.04)	$0.01	-457%
Cash Flow per Share (YTD)[1] – Basic	$0.00	$(0.01)	100%	$0.00	$0.04	-100%

1. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce, all-in sustaining cash cost per payable ounce, EBITDA, adjusted EBITDA, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

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MANAGEMENT S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

Operational and Financial Performance

Three months ended September 30, 2019

During the third quarter ended September 30, 2019, the Company produced 1,377 tonnes of bulk copper/silver/gold concentrate from its Avino Mine, 344 tonnes of bulk silver/gold concentrate from its San Gonzalo Mine and 1,485 tonnes of bulk copper/silver/gold concentrate from Historic Above Ground Stockpiles

In the third quarter ended September 30, 2019, the Company recognized revenues net of penalties, treatment costs and refining charges, of $3.2 million on the sale of Avino Mine bulk copper/silver/gold concentrate, $0.6 million on the sale of San Gonzalo bulk silver/gold concentrate and $3.0 million on the sale of bulk silver/gold/copper concentrate from the Avino Historic Above Ground (“AHAG”) Stockpiles, for mine operating loss of $0.2 million.

EBITDA during the third quarter ended September 30, 2019, was a loss of $1.6 million, compared to earnings of $0.3 million in the corresponding quarter in 2018.

Metal prices for revenues recognized during the three months ended September 30, 2019, averaged $16.80 per ounce of silver, $1,476 per ounce of gold, and $5,810 per tonne of copper.

Nine months ended September 30, 2019

During the nine months ended September 30, 2019, the Company produced 5,577 tonnes of bulk copper/silver/gold concentrate from its Avino Mine, 1,496 tonnes of bulk silver/gold concentrate from its San Gonzalo Mine and 3,502 tonnes of bulk copper/silver/gold concentrate from Historic Above Ground Stockpiles

From this production, the Company recognized revenues, net of penalties, treatment costs and refining charges, of $11.8 million on the sale of 7,113 tonnes of Avino Mine bulk copper/silver/gold concentrate and $2.8 million on the sale of 1,690 tonnes of San Gonzalo bulk silver/gold concentrate and $6.6 million on the sale of 2,098 tonnes of Historic Above Ground Avino Mine Stockpile bulk copper/silver/gold concentrate, for a mine operating income of $0.2 million.

EBITDA during the nine months ended September 30, 2019, was a loss of $0.9 million, compared to earnings of $4.8 million in the corresponding period in 2018.

Metal prices for revenues recognized during the nine months ended September 30, 2019, averaged $15.55 per ounce of silver, $1,362 per ounce of gold, and $6,091 per tonne of copper.

The Company’s cash balance at September 30, 2019, totaled $2.9 million compared to $3.2 million at December 31, 2018, and $7.1 million at September 30, 2018. Working capital totaled $10.1 million at September 30, 2019, compared to $13.1 million at December 31, 2018, and $9.1 million at September 30, 2018.

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MANAGEMENT S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

Consolidated Production Highlights

Q3 2019
Production by Mine	Tonnes Processed	Silver Oz	Gold Oz	Copper Lbs	AgEq
Avino	122,208	139,419	900	1,307,622	418,352
San Gonzalo	17,800	29,568	194	-	56,203
Historic Above Ground Stockpiles	62,656	52,941	354	74,302	95,665
Consolidated	202,664	221,928	1,448	1,381,924	570,220
YTD 2019
Production by Mine	Tonnes Processed	Silver Oz	Gold Oz	Copper Lbs	AgEq
Avino	319,837	356,626	2,797	3,269,687	1,160,595
San Gonzalo	53,271	149,265	555	-	208,184
Historic Above Ground Stockpiles	228,116	232,116	1,528	311,052	419,623
Consolidated	601,224	738,007	4,880	3,580,739	1,788,402

*During the three and nine months ended September 30, 2019, the Company produced 15,784 and 19,454 AgEq oz, respectively, of zinc by-product concentrate which has been included in the “San Gonzalo” production category above.

Q3 2019
Grade & Recovery by Mine	Grade Ag g/t	Grade Au g/t	Grade Cu %	Recovery Ag %	Recovery Au %	Recovery Cu %
Avino	41	0.31	0.58	86%	73%	83%
San Gonzalo	56	0.41	-	80%	73%	-
Historic Above Ground Stockpiles	47	0.33	0.14	56%	54%	39%
Consolidated	44	0.33	0.33	76%	67%	68%
YTD 2019
Grade & Recovery by Mine	Grade Ag g/t	Grade Au g/t	Grade Cu %	Recovery Ag %	Recovery Au %	Recovery Cu %
Avino	41	0.38	0.55	84%	71%	85%
San Gonzalo	122	0.46	-	69%	65%	-
Historic Above Ground Stockpiles	57	0.40	0.17	55%	53%	36%
Consolidated	54	0.40	0.39	72%	64%	64%

The silver equivalent production in Q3, 2019 decreased by 19% compared to Q3, 2018. The decrease was due to the following reasons:

•	Decreasing consolidated silver and gold feed grades that were offset slightly by higher mill throughput, copper feed grades at Avino, and increased consolidated recoveries
•	Minor production interruptions as a result of delays due to heavy seasonal rain
•	Processing continued using the remaining stockpiles from past production and development activities at San Gonzalo, which is lower grade.

The expectations are for higher production in Q4 2019 as we change our feed mix to focus more on the Elena Tolosa area of the Avino Mine.

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MANAGEMENT S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

 Although the focus is on our overall consolidated results, there are some noteworthy points for each of our mines, as well as our AHAG Stockpiles, which can be determined from the following tables.

Avino Mine Production Highlights

	Q3 2019	Q3** 2018	Quarterly Change	YTD 2019
Total Mill Feed (dry tonnes)	122,208	85,221	43%	319,837
Feed Grade Silver (g/t)	41	57	-28%	41
Feed Grade Gold (g/t)	0.31	0.54	-42%	0.38
Feed Grade Copper (%)	0.58	0.53	10%	0.55
Recovery Silver (%)	86%	83%	3%	84%
Recovery Gold (%)	73%	66%	10%	71%
Recovery Copper (%)	83%	88%	-6%	85%
Total Silver Produced (oz)	139,419	130,320	7%	356,626
Total Gold Produced (oz)	900	982	-8%	2,797
Total Copper Produced (Lbs)	1,307,622	879,430	49%	3,269,687
Total Silver Equivalent Produced (oz)*	418,352	372,601	12%	1,160,595

*In Q3, 2019, AgEq was calculated using metals prices of $16.98 oz Ag, $1,472 oz Au and $2.63 lb Cu. In Q3, 2018, AgEq was calculated using metals prices of $15.00 oz Ag, $1,213 oz Au and $2.77 lb Cu. Calculated figures may not add up due to rounding.

**The figures for Q3 2018 include San Luis processed material that was not included in the previously released Q3 2018 production table however it was reflected in the consolidated figures

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company's discovery of the San Gonzalo and Avino Mine resources, and in the Company's record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012.

Overall, silver equivalent production at Avino increased by 12% compared to Q3, 2018, as a result of increased copper and silver production during the quarter. Mill feed at Avino increased by 43%, which offset lower silver and gold grades of 28% and 42%, respectively. Copper grades increased by 10% compared to Q3, 2018. Silver and gold recoveries increased by 3% and 10% respectively.

San Gonzalo Mine Production Highlights

	Q3 2019	Q3 2018	Quarterly Change	YTD 2019
Total Mill Feed (dry tonnes)	17,800	19,691	-10%	53,271
Feed Grade Silver (g/t)	56	226	-75%	122
Feed Grade Gold (g/t)	0.41	1.15	-65%	0.46
Recovery Silver (%)	80%	78%	2%	69%
Recovery Gold (%)	73%	75%	-3%	65%
Total Silver Produced (oz)	29,568	111,287	-73%	149,265
Total Gold Produced (oz)	194	549	-65%	555
Total Silver Equivalent Produced (oz)*	56,203	155,990	-64%	208,184

*In Q3, 2019, AgEq was calculated using metals prices of $16.98 oz Ag, $1,472 oz Au and $2.63 lb Cu In Q3, 2018, AgEq was calculated using metals prices of $15.00 oz Ag, $1,213 oz Au and $2.77 lb Cu. Calculated figures may not add up due to rounding.

*During the three and nine months ended September 30, 2019, the Company produced 15,784 and 19,454 AgEq oz, respectively, of zinc by-product concentrate which has been included above.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company's discovery of the San Gonzalo and Avino Mine resources, and in the Company's record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012.

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MANAGEMENT S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

At San Gonzalo, the Company continues to process stockpiles, which have exceeded our expectations, albeit with declining silver and gold grades, which is in line with internal expectations.

Avino Historic Above Ground Stockpile Production Highlights

	Q3 2019	Q3 2018	Quarterly Change	YTD 2019
Total Mill Feed (dry tonnes)	62,656	88,733	-29%	228,116
Feed Grade Silver (g/t)	47	62	-25%	57
Feed Grade Gold (g/t)	0.33	0.45	-28%	0.40
Feed Grade Copper (%)	0.14	0.15	-9%	0.17
Recovery Silver (%)	56%	57%	-1%	55%
Recovery Gold (%)	54%	52%	3%	53%
Recovery Copper (%)	39%	37%	5%	36%
Total Silver Produced (oz)	52,941	100,544	-47%	232,116
Total Gold Produced (oz)	354	673	-47%	1,528
Total Copper Produced (Lbs)	74,302	112,841	-34%	311,052
Total Silver Equivalent Produced (oz) calculated*	95,665	175,837	-46%	419,623

* In Q3, 2019, AgEq was calculated using metals prices of $16.98 oz Ag, $1,472 oz Au and $2.63 lb Cu. In Q3, 2018, AgEq was calculated using metals prices of $15.00 oz Ag, $1,213 oz Au and $2.77 lb Cu. Calculated figures may not add up due to rounding.

Although recovery numbers look less favorable; due to the negligible cost of mining, the profit margin on this material is quite positive. We will continue to evaluate our feed and product mix to maximize profitability during the current metal price environment.

Avino Mine Expansion (San Luis Area)

During Q3 2019, development at the San Luis area was placed on hold. As part of the mine plan optimization, Avino is evaluating the timing for San Luis production. Avino has the ability and capacity to feed all four circuits from the Elena Tolosa deposit, and will transition its mining capacity accordingly. Mill Circuit 3 is currently being fed by AHAG Stockpiles which provides the flexibility to alter the feed schedule for Mill Circuit 3 depending on metal prices to either maximize profit margins or total ounces produced as well as allow for buffer capacity as Elena Tolosa ramps up to full production in Q4.

Additional Mill Equipment

During Q3 additional process equipment was installed in Mill Circuit 3 and optimized throughout the quarter. Both installation and commissioning went as planned and the equipment is operating successfully. The equipment is expected to marginally improve gold and silver recoveries in Mill Circuit 3.

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MANAGEMENT S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

New Tailings Storage Facility (“TSF”)

The commissioning of a tailing’s thickener was completed during Q2 and transitioned to full operation. This thickener has reduced the water content sent to the tailings facility which has both decreased the volume of tailings as well as increase the stability of the tailings in the impoundment. As a result, more water can be recycled from the process which reduces the requirement from the fresh water well. This then allows for increased water availability for the famers in the towns adjacent to the Avino property.

Engineering work continues for a new tailings storage facility in the historic open pit, which is already permitted. The installation of the geomembrane is currently being installed and is almost complete. Tailings should be deposited in this area sometime during Q4 at which point Avino transitions away from depositing tailings in the current TSF.

Avino Mine Exploration

During the quarter, Avino announced the results from a sampling campaign comprising 52 recent and historic holes that were previously drilled in the hanging-wall of the Avino vein stockwork system located on the Avino property. The relogging and sampling by the mine geology team of intervals previously regarded as not of economic interest has revealed extensive Hanging-wall Breccia (“HWB”) material with significant and consistent metal grades and wide vein widths. These results include significant intercepts such as:

•	ET-17-01 from 46.90 m to 47.65 m grading 2.18 g/t gold, 606 g/t silver and 0.35 % copper over a sampled length of 0.75 m;
•	ET-16-06 from 30.20 m to 31.70m grading 0.96 g/t gold, 312 g/t silver and 0.38 % copper over a sampled length of 1.50 m;
•	ET-17-13 from 23.40 m to 24.15 m grading 0.54 g/t gold, 290 g/t silver and 0.44% copper over a sampled length of 0.75 m.

These sampling results are encouraging as the material has the potential to add mineable tonnage to our portfolio at an opportune time. With the San Gonzalo mine nearing the end of its current economic life, the Company has been looking at all options to increase overall head grade, and the preliminary results of this campaign provide a major milestone to achieving that goal.

Detailed results from the sampling campaign can be found in Avino’s press release date July 23, 2019.

Bralorne Mine

The Bralorne Mine, located approximately 240 km north-east of Vancouver, British Columbia, is in the exploration, evaluation, and planning stage.

Avino acquired Bralorne Gold Mines in October of 2014, giving Avino full control and ownership of the Bralorne camp. Avino is implementing a multi-stage, multi-year plan to discover new mineralized zones, increase gold resources, expand the mine’s operating capacity and realize a much more efficient operation that will have the potential to contribute significantly to Avino’s overall production in the coming years.

Shortly after Avino’s acquisition of Bralorne in the fall of 2014, in the wake of the Mt. Polley tailings breach and in the midst of an unusually wet fall season, the difficult decision was made to suspend operations to address certain legacy issues left from the previous operator.

To address these legacy issues, in 2015 and 2016, Avino increased the height of the embankment dam for the tailings storage facility, added buttressing for additional stability and installed a new state of the art PAL micro-filtration water treatment plant which provides the operation the ability to remain compliant with its permits even in adverse weather conditions.

During this period and into 2017, the Company also developed a new strategic operating plan to enhance the mines productivity and profitability. New mining methods, mill configurations and throughput rates were studied and improvements were made to surface infrastructure to accommodate a larger operation. In addition, existing mining and environmental permits were modernized and granted by the BC Provincial Government and the Company developed strong relations with the St’at’imc First Nation, its affected communities as well as with the communities directly around the operation.

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MANAGEMENT S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

2018 – 2019 Exploration

To facilitate an operation capable of sustaining profitable production at a higher throughput over the long term, the decision was made in late 2017 to pause development and expansion activities and renew focus on exploration. The goal of current exploration is to target underexplored portions of known veins as well as to target new discoveries in nearby underexplored areas that share similar geological structural attributes to the Bralorne, Pioneer and King Mines.

In December 2017, the Company announced that plans were finalized for an 8,000 metre drill program. The program began in January 2018, but following the completion of four holes, Avino decided to expand the scope of the program and raised $6 million (CAD) through a flow through financing in April 2017 (details regarding the Flow-Through Share Offering can be found in Avino’s press release dated April 27, 2018).

The expanded program is the most expansive in the camps 100+ year history and includes structural modelling and geological mapping, airborne and ground geophysics surveys, geochemical sampling along with 24,000 – 28,000 metres of drilling as well as the digitization of over 13,000 historical data sets from past surface and underground exploration.

Flow-through funds for this campaign are available to be used by December 31, 2019. An estimated CDN $4.4 million will be spent diamond drilling which is planned in two phases, as described below:

•	Phase One Drilling, Q4 2018 through Q1 2019 – Targeting underexplored portions of known veins
•	Phase Two Drilling, Q1 to Q4 2019 – Targeting new discoveries in unexplored portions of the property

Detailed results from Phase One can be found in Avino’s press releases dating December 17, 2018 and April 1, 2019. Results from Phase Two are outlined in press releases dated April 1, 2019 and August 13, 2019.

Qualified Person(s)

Peter Latta, P.Eng, MBA, Senior Technical Advisor, Avino and Jasman Yee, P.Eng., Avino Director, both of whom are qualified persons within the context of National Instrument 43-101, have reviewed and approved the technical data in this document. Avino’s Bralorne project is under the supervision of Fred Sveinson, B.A., B.Sc., P. Eng., Senior Mining Advisor, who is a qualified person within the context of National Instrument 43-101.

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MANAGEMENT S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

Non – IFRS Measures

EBITDA and Adjusted EBITDA

Earnings, or loss, before interest, taxes and amortization (“EBITDA”) is a non IFRS financial measure which excludes the following items from net earnings:

•	Income tax expense
•	Finance cost
•	Amortization and depletion

Adjusted EBITDA excludes the following additional items from EBITDA

•	Share based compensation;
•	Non-operational items including foreign exchange movements and fair value adjustments

Management believes EBITDA and adjusted EBITDA provides an indication of continuing capacity to generate operating cash flow to fund capital needs, service debt obligations and fund capital expenditures. These measures are intended to provide additional information to investors and analysts. There are not standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS.

Adjusted EBITDA excludes share-based compensation expense, and non-operating items such as foreign exchange gains and losses and fair value adjustments. Under IFRS, entities must reflect within compensation expense the cost of share-based compensation. In the Company’s circumstances, share-based compensation can involve significant amounts that will not be settled in cash but are settled by issuance of shares in exchange. The Company discloses adjusted EBITDA to aid in understanding the results of the company.

The following table provides a reconciliation of net earnings financial statements to EBITDA and Adjusted EBITDA:

Expressed in 000’s of US$, unless otherwise noted	Q3 2019	Q3 2018	YTD 2019	YTD 2018
Net income (loss) for the period	$(1,642)	$(1,012)	$(2,418)	$645
Depreciation and depletion	562	930	2,029	2,692
Interest income and other	(150)	(112)	(385)	(225)
Interest expense	13	31	53	83
Finance cost	6	306	2	410
Accretion of reclamation provision	82	109	250	304
Current income tax expense	63	478	246	1,399
Deferred income tax recovery	(509)	(467)	(694)	(551)
EBITDA	$(1,575)	$263	$(917)	$4,755
Fair value adjustment on warrant liability	230	(487)	(346)	(1,174)
Share-based payments	230	142	643	406
Net realizable adjustment to inventory	273	-	387	-
Foreign exchange loss	706	617	561	446
Adjusted EBITDA	$(136)	$535	$328	$4,435

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MANAGEMENT S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

Cash cost per payable ounce, all-in sustaining cash cost per payable ounce, and cash flow per share

Cash cost per payable ounce, all-in sustaining cash cost per payable ounce, and cash flow per share are measures developed by mining companies in an effort to provide a comparable standard. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Total cash cost per payable ounce, all-in sustaining cash cost per payable ounce, and cash flow per share are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to IFRS measures.

Management believes that the Company’s ability to control the cash cost per payable silver equivalent ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations. Achieving a low silver equivalent production cost base allows the Company to remain profitable from mining operations even during times of low commodity prices, and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improve the Company’s financial condition.

The Company has adopted the reporting of “all-in sustaining cash cost per silver equivalent payable ounce”. This measure has no standardized meaning throughout the industry. However, it is intended to provide additional information. Avino presents all-in sustaining cash cost, because it believes that it more fully defines the total current cost associated with producing a silver equivalent payable ounce. Further, the Company believes that this measure allows investors of the Company to better understand its cost of producing silver equivalent payable ounces, and better assess the Company’s ability to generate cash flow from operations. Although the measure seeks to reflect the full cost per silver equivalent ounce of production from current operations, it does not include capital expenditures attributable to mine expansions, exploration, and evaluation costs attributable to growth projects, income tax payments, penalties, treatment and refining charges, and financing costs. In addition, the calculation of all-in sustaining cash costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods.

The Company’s calculation of all-in sustaining cash costs includes sustaining capital expenditures of $620 for the three months ended September 30, 2019 (September 30, 2018 - $Nil) and $1,768 for the nine months ended September 30, 2019 (September 30, 2018 - $Nil), all of which is attributable to the Avino Mine. The Company has planned for sustaining capital expenditures for the remainder of 2019 in accordance with mine operating plans and expected equipment utilization levels. Although this measure is not representative of all of the Company’s cash expenditures, management believes that it is a useful measure in allowing it to analyze the efficiency of its mining operations.

The Company also presents cash flow per share, as it believes it assists investors and other stakeholders in evaluating the Company's overall performance and its ability to generate cash flow from current operations. To facilitate a better understanding of these measures as calculated by the Company, detailed reconciliations between the non-IFRS measures and the Company’s consolidated financial statements are provided below. The measures presented are intended to provide additional information, and should not be considered in isolation nor should they be considered substitutes for IFRS measures. Calculated figures may not add up due to rounding.

Cash Cost and All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce

The following tables provide a reconciliation of cost of sales from the consolidated financial statements to cash cost and all-in sustaining cash cost per silver equivalent payable ounce sold. In each table, “silver equivalent payable ounces sold” consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices for the corresponding period.

10

MANAGEMENT S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

The following table reconciles cash cost per payable AgEq oz production cost to all-in sustaining cash cost per payable AgEq oz for the three months ended September 30, 2019 and 2018:

Expressed in 000’s of US$, unless otherwise noted	Avino		San Gonzalo		AHAG Stockpiles		Consolidated
	Q3 2019	Q3 2018	Q3 2019	Q3 2018	Q3 2019	Q3 2018	Q3 2019	Q3 2018
Cost of sales	$3,666	$4,462	$1,692	$2,244	$1,341	$1,153	$6,699	$7,859
Inventory net realizable value adjustment	-	-	273	-	-	-	273	-
Depletion and depreciation	(439)	(418)	(30)	(346)	(87)	(162)	(556)	(926)
Cash production cost	3,227	4,044	1,935	1,898	1,254	991	6,416	6,933
Payable silver equivalent ounces sold	232,724	419,925	49,129	178,640	221,889	117,041	503,742	715,606
Cash cost per silver equivalent ounce	$13.86	$9.63	$39.39	$10.63	$5.66	$8.47	$12.74	$9.69
General and administrative expenses	480	699	101	297	458	196	1,039	1,192
Sustaining capital expenditures	620	-	-	-	-	-	620	-
Share-based payments and G&A depreciation	(109)	(86)	(23)	(37)	(104)	(23)	(236)	(146)
Cash operating cost	$4,218	$4,657	$2,013	$2,158	$1,608	$1,164	$7,839	$7,979
AISC per payable silver equivalent ounce	$18.12	$11.09	$40.98	$12.09	$7.25	$9.94	$15.56	$11.15

The following table reconciles cash cost per AgEq oz production cost to all-in sustaining cash cost per AgEq oz for the nine months ended September 30, 2019 and 2018:

Expressed in 000’s of US$, unless otherwise noted	Avino		San Gonzalo		Historic Above Ground Stockpiles		Consolidated
	YTD 2019	YTD 2018	YTD 2019	YTD 2018	YTD 2019	YTD 2018	YTD 2019	YTD 2018
Cost of sales	$12,128	$12,926	$4,899	$6,850	$3,730	$1,153	$20,757	$20,929
Inventory net realizable value adjustment	-	-	387	-	-	-	387	-
Depletion and depreciation	(1,257)	(1,259)	(430)	(1,259)	(321)	(161)	(2,008)	(2,679)
Cash production cost	10,871	11,667	4,856	5,591	3,409	992	19,136	18,250
Silver equivalent ounces sold	907,889	1,254,569	227,995	556,749	509,379	117,041	1,645,263	1,928,359
Cash cost per silver equivalent ounce	$11.97	$9.30	$21.30	$10.15	$6.69	$8.47	$11.63	$9.46
General and administrative expenses	1,604	2,380	410	1,038	906	195	2,920	3,613
Sustaining capital expenditures	1,768	-	-	-	-	-	1,768	-
Share-based payments and G&A depreciation	(366)	(275)	(94)	(121)	(204)	(24)	(664)	(420)
Cash operating cost	$13,877	$13,772	$5,172	$6,508	$4,111	1,163	$23,160	$21,443
AISC per payable silver equivalent ounce	$15.29	$10.98	$22.68	$11.69	$8.07	$9.94	$14.08	$11.12

The Company continues to review its expenditures, and has been successful in the pursuit to achieve lower overhead costs, and continues to process the AHAG Stockpiles at profitable levels.

At the Avino Mine, costs for Q3 2019 have increased on a per ounce basis largely due to grade variation in the current mining areas, specifically in silver and gold which were down 28% and 42%, respectively, when compared to Q3 2018.

During the third quarter of 2019, the cash cost and all-in sustaining cash cost per payable silver equivalent ounce and cost per ounce at the San Gonzalo Mine increased compared with Q3 2018 mainly due to significantly lower ounces sold as a result of declining grades as the mine enters the final stage of its life.

11

MANAGEMENT S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

Cash Flow per Share

Cash flow per share is determined based on operating cash flows before movements in working capital, as illustrated in the consolidated statements of cash flows, divided by the basic and diluted weighted average shares outstanding during the period.

	Nine Months Ended September 30,
	2019	2018
Operating cash flows before movements in working capital	$262	$2,257
Weighted average number of shares outstanding
Basic	67,743,695	54,665,819
Diluted	67,743,695	58,728,862
Cash Flow per Share – basic & diluted	$0.00	$0.04

Working Capital

	September 30, 2019	December 31, 2018
Current assets	$20,636	$22,947
Current liabilities	(10,516)	(9,841)
Working capital	$10,120	$13,106

Results of Operations

Summary of Quarterly Results

(000’s)	2019	2019	2019	2018	2018	2018	2018	2017
Quarter ended	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4
Revenue	$6,796	$7,813	$6,711	$8,268	$8,516	$ 9,176	$ 8,156	$8,884
Earnings (Loss) for the quarter	(1,642)	(166)	(610)	981	(1,012)	839	818	1,496
Earnings (Loss) per share - basic	$(0.02)	$(0.00)	$(0.01)	$0.02	$(0.02)	$0.02	$0.02	$0.03
Earnings (Loss) per share - diluted	$(0.02)	$(0.00)	$(0.01)	$0.02	$(0.02)	$0.02	$0.02	$0.03
Total Assets	$113,145	$110,660	$108,830	$108,588	$113,210	$109,498	$102,434	$102,835

12

MANAGEMENT S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

•	Revenue decreased in Q3 2019 compared to previous quarters due to lower ounces sold partly offset by higher than prior quarters average realized metal prices.

•	Earnings (losses) in the current quarter decreased due to lower silver equivalent ounces sold during the quarter, as well as higher production cost per ounce as the San Gonzalo Mine enters the latter stages of its life.

•	Total assets remained consistent at September 30, 2019 compared to previous quarters. Overall, total assets have steadily increased throughout the previous year’s quarters, as the Company continues to grow through debt and equity financings to advance its projects and acquire equipment.

Quarterly results will fluctuate with changes in revenues, cost of sales, general and administrative expenses, including non-cash items such as share-based payments, and other items including foreign exchange and deferred income taxes.

Three months ended September 30, 2019, compared to the three months ended September 30, 2018:

(000’s)	2019	2018	Note
Revenue from mining operations	$6,796	$8,516	1
Cost of sales	6,973	7,859	1
Mine operating income (loss)	(177)	657	1
Operating expenses
General and administrative expenses	810	1,050	2
Share-based payments	230	142	3
Loss before other items	(1,217)	(535)
Other items
Interest and other income	150	112
Unrealized gain (loss) on long-term investments	16	(2)
Fair value adjustment on warrant liability	(230)	487	4
Foreign exchange loss	(706)	(617)
Finance costs	(6)	(306)
Accretion of reclamation provision	(82)	(109)
Interest expense	(13)	(31)
Net loss before income taxes	(2,088)	(1,001)
Income taxes
Current income tax expense	(63)	(478)	5
Deferred income tax recovery	509	467	5
	446	(11)
Net loss	$(1,642)	$(1,012)	6
Loss per share
Basic	$(0.02)	$(0.02)	6
Diluted	$(0.02)	$(0.02)	6

MANAGEMENT S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

1.	Cost of sales for the three months ended September 30, 2019, were $6,973 compared to $7,859 for the three months ended September 30, 2018. The decrease reflects increased tonnes mined and processed, offset by lower ounces produced and sold during the quarter. Revenues and mine operating income decreased for the three months ended September 30, 2019, compared to September 30, 2018 mainly due to a decrease in overall silver and gold grades at the San Gonzalo and Avino Mines.

2.	General and administrative expenses for the three months ended September 30, 2019, totalled $810 compared to $1,050 for the three months ended September 30, 2018. The decrease reflects costs reduction initiatives made by management throughout 2019 to maintain operations in good standing during the difficult market conditions.

3.	Share-based payments for the three months ended September 30, 2019, totalled $230 compared to $142 for the three months ended September 30, 2018. Share-based payments are comprised of the issuance of stock options, as well as restricted share units (“RSUs”) to directors, officers, employees, and consultants of the Company during the periods. RSUs vest over the following three years upon issuance. The increase relates to the vesting of additional RSUs and options that were issued during 2018.

4.	The fair value adjustment on the Company’s warrant liability relates to the issuance of US dollar denominated warrants, which are re-valued each reporting period, and the value fluctuates with changes in the US-Canadian dollar exchange rate, and in the variables used in the valuation model, such as the Company’s US share price, and expected share price volatility.

5.	Current income tax expense was $63 for the three months ended September 30, 2019, compared to an expense of $478 in the three months ended September 30, 2018. Deferred income tax recovery was $509 for the three months ended September 30, 2019, compared to $467 in the comparative quarter. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes for the three months ended September 30, 2019, primarily relate to movements in the tax bases and continuing mining profits in Mexico.

6.	As a result of the foregoing, net loss for the three months ended September 30, 2019, was $1,642 compared to net loss of $1,012 for the three months ended September 30, 2018. The increase in loss resulted in a basic and diluted loss per share of $0.02 for the quarter ended September 30, 2019, compared to basic and diluted loss per share of $0.02 in the comparative quarter.

13

MANAGEMENT S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

Nine months ended September 30, 2019, compared to the nine months ended September 30, 2018:

(000’s)	2019	2018	Note
Revenue from mining operations	$21,320	$25,848
Cost of sales	21,145	20,929	1
Mine operating income	175	4,919	1
Operating expenses
General and administrative expenses	2,277	3,206	2
Share-based payments	643	406	3
Income (loss) before other items	(2,745)	1,307
Other items
Interest and other income	385	225
Unrealized loss on long-term investments	17	(5)
Fair value adjustment on warrant liability	346	1,174	4
Unrealized foreign exchange gain (loss)	(561)	(446)
Finance cost	(2)	(410)
Accretion of reclamation provision	(250)	(304)
Interest expense	(53)	(83)
Gain (loss) on sale of asset	(3)	35
Net income (loss) before income taxes	(2,866)	1,493
Income taxes
Current income tax expense	(246)	(1,399)	5
Deferred income tax recovery	694	551	5
	448	(848)
Net income	$(2,418)	$645	6
Earnings per share
Basic	$(0.04)	$0.01	6
Diluted	$(0.04)	$0.01	6

14

MANAGEMENT S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

1.	Cost of sales for the nine months ended September 30, 2019, were $21,145 compared to $20,929 for the nine months ended September 30, 2018. The increase is a result of increases in tonnes mined and processed, resulting in an increase in mining and milling costs. Revenues and mine operating income decreased for the nine months ended September 30, 2019, compared to September 30, 2018 mainly due to a decrease in average realized silver and gold prices, as well as a decrease in overall grades at the San Gonzalo and Avino Mines.

2.	General and administrative expenses for the nine months ended September 30, 2019, totalled $2,277 compared to $3,206 for the nine months ended September 30, 2018. The decrease reflects costs reduction initiatives made by management in the current quarter to maintain operations in good standing during the difficult market conditions.

3.	Share-based payments for the nine months ended September 30, 2019, totalled $643 compared to $406 for the nine months ended September 30, 2018. Share-based payments are comprised of the issuance of stock options, as well as restricted share units (“RSUs”) to directors, officers, employees, and consultants of the Company during the periods. RSUs vest over the following three years upon issuance. The increase relates to the vesting of additional RSUs and options that were issued during 2018.

4.	The fair value adjustment on the Company’s warrant liability relates to the issuance of US dollar denominated warrants, which are re-valued each reporting period, and the value fluctuates with changes in the US-Canadian dollar exchange rate, and in the variables used in the valuation model, such as the Company’s US share price, and expected share price volatility.

5.	Current income tax expense was $246 for the nine months ended September 30, 2019, compared to $1,399 in the nine months ended September 30, 2018. Deferred income tax recovery was $694 for the nine months ended September 30, 2019, compared to $551 in the comparative period. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes for the nine months ended September 30, 2019, primarily relate to movements in the tax bases and continuing mining profits in Mexico.

6.	As a result of the foregoing, net loss for the nine months ended September 30, 2019, was $2,418 compared to net income of $645 for the nine months ended September 30, 2018. The decrease resulted in a basic and diluted loss per share of $0.04 for the nine months ended September 30, 2019, compared to basic and diluted earnings per share of $0.01 in the comparative period.

15

MANAGEMENT S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

Liquidity and Capital Resources

The Company’s ability to generate sufficient amounts of cash, in both the short term and the long term, to maintain existing capacity and to fund ongoing exploration, is dependent upon the discovery of economically recoverable reserves or resources and the ability of the Company to obtain the financing necessary to generate and sustain profitable operations.

Management expects that the Company’s ongoing liquidity requirements will be funded from cash generated from current operations and from further financing, as required, in order to fund ongoing exploration activities, and meet its objectives, including ongoing advancement at the Avino Mine. The Company continues to evaluate financing opportunities to advance its projects. The Company’s ability to secure adequate financing is, in part, dependent on overall market conditions, the prices of silver, gold, and copper, and other factors outside the Company’s control. There is no guarantee the Company will be able to secure any or all necessary financing in the future. The Company’s recent financing activities are summarized in the table below.

Intended Use of Proceeds	Actual Use of Proceeds
In July 2019, the Company closed a bought-deal financing for gross proceeds of $3.5M, with the issuance of common shares.

As of the date of this MD&A, the Company has been using the funds as intended. The Company had used the gross proceeds raised from the offering for advancing the development of other areas of the Avino mine, such as the Hanging Wall Brecia area, and its operations and production, and to a lesser extent, for general working capital.

In supporting mining operations in Mexico, the Company incurred expenditures of $0.1 million for exploration and evaluation activities, acquired property and equipment of $2.6 million (before depreciation of $2.5 million), and made lease and loan repayments of $0.8 million during nine months ended September 30, 2019.

In July 2019, the Company closed a bought-deal flow-through financing for gross proceeds of $1.7M, with the issuance of common flow-through shares.

As of the date of this MD&A, the Company continues to use the flow-through eligible funds as intended. The Company is using the gross proceeds raised from the offering to incur qualifying Canadian exploration expenses and flow-through mining expenditures on its Bralorne Mine, located in British Columbia, which will be renounced to the purchasers of the flow-through shares for the 2019 taxation year.

In advancing the Bralorne Mine, the Company incurred expenditures of $6.9 million for exploration and evaluation activities (before depreciation and share-based payments of $0.4 million, change in estimate to future reclamation of $0.8 million, and foreign exchange movement of $1.1 million), acquired property and equipment for $0.1 million (before of $0.3 million of depreciation and disposals, and $0.2 million of foreign exchange movements), and made lease and loan repayments of $0.2 million

During 2019, the Company received gross proceeds of $2.9 million in connection with a brokered at-the-market offering issued under prospectus supplements.

As of the date of this MD&A, the Company had used, and was continuing to use, the funds as intended. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

The Company intends to continue to explore its properties, as described above, subject to market conditions and the ability to continue to obtain suitable financing.

In September 2018, the Company closed a underwritten public offering for gross proceeds of US$4.6 million.

As of the date of this MD&A, the Company has been using the funds as intended. The Company had used the gross proceeds raised from the offering for advancing the development of other areas of the Avino mine, its production operations, and to a lesser extent, for general working capital.

In April 2018, the Company closed a private placement of 3,000,000 flow-through common shares for gross proceeds of C$6 million.

As of the date of this MD&A, the Company continues to use the funds as intended. The Company is using the gross proceeds raised from the offering to incur qualifying Canadian exploration expenses and flow-through mining expenditures on its Bralorne Mine, located in British Columbia, which has been renounced to the purchasers of the flow-through shares for the 2018 taxation year.

In May 2015, the Company entered into a master credit facility with Sandvik Customer Finance LLC for $5,000,000. The facility is being used to acquire equipment necessary for continuing exploration activities at the Avino and Bralorne Mines.

As of the date of this MD&A, the Company had used, and was continuing to use, the facility as intended, and there was $4.5 million in available credit remaining under the facility. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

In December 2014, the Company’s master credit facility with Caterpillar Finance was renewed for $5,375,400. The facility is being used to acquire equipment necessary for advancing operations at the San Gonzalo Mine and for operations and continuing exploration activities at the Avino Mine.

As of the date of this MD&A, the Company had used, and was continuing to use, the facility as intended, and there was $4.8 million in available credit remaining under the facility. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

16

MANAGEMENT S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

Discussion and analysis relating to the Company’s liquidity as at September 30, 2019, December 31, 2018 and September 30, 2018, is as follows:

Statement of Financial Position

(000’s)	September 30, 2019	December 31, 2018
Cash	$2,881	$3,252
Working capital	10,120	13,106
Accumulated Deficit	(18,184)	(16,505)

Cash Flow

(000’s)	September 30, 2019	September 30, 2018
Cash generated by operating activities	$644	$9,707
Cash generated (used in) financing activities	6,252	4,854
Cash used in investing activities	(7,181)	(10,890)
Change in cash	(285)	3,671
Effect of exchange rate changes on cash	(86)	(23)
Cash, beginning of period	3,252	3,420
Cash, end of period	$2,881	$7,068

Operating Activities

Cash generated by operating activities for the nine months ended September 30, 2019, was $0.6 million compared to $9.7 million for the nine months ended September 30, 2018. Cash generated by or used in operating activities can fluctuate with changes in net income, non-cash items, such as foreign exchange and deferred income tax expenses, and working capital.

Financing Activities

Cash generated by financing activities was $6.2 million for the nine months ended September 30, 2019, compared to cash used in financing activities of $4.9 million for the nine months ended September 30, 2018. Cash generated by financing activities for the nine months ended September 30, 2019, relates to the issuance of shares for cash, and the repayments of equipment loans and finance leases for mining equipment. During the nine months ended September 30, 2019, the Company received net proceeds from issuance of shares for cash of $7.3 million (September 30, 2018 - $8.8 million), and made finance lease and equipment loan payments totalling $1.1 million (September 30, 2018 - $1.9 million).

17

MANAGEMENT S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

Investing Activities

Cash used in investing activities for the nine months ended September 30, 2019, was $7.1 million compared to $10.9 million for the nine months ended September 30, 2018. Cash used in investing activities during the nine months ended September 30, 2019, includes cash capital expenditures of $2.6 million (September 30, 2018 - $7.8 million) on the acquisition of property and equipment. Equipment purchases included new mining, milling/processing, and transportation equipment for the Company’s Avino Mine. During the nine months ended September 30, 2019, the Company also incurred cash capital expenditures of $4.7 million (September 30, 2018 - $4.1 million) on exploration and evaluation activities including drilling expenditures. The Company also redeemed $0.1 million in reclamation bonds during the nine months ended September 30, 2019 (September 30, 2018 - $1.0).

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a)	Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three and nine months ended September 30, 2019 and 2018 were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Salaries, benefits, and consulting fees	$176	$209	$527	$634
Share-based payments	196	107	545	360
	$372	$316	$1,072	$994

(b)	Amounts due to/from related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. Advances to Oniva International Services Corp. of $94 (December 31, 2018 - $212) for expenditures to be incurred on behalf of the Company are included in prepaid expenses and other assets on the condensed consolidated interim statements of financial position as at September 30, 2019. The following table summarizes the amounts were due to related parties:

	September 30, 2019	December 31, 2018
Oniva International Services Corp.	$119	$107
Directors	43	47
Jasman Yee & Associates, Inc.	-	3
	$162	$157

18

MANAGEMENT S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(c)	Other related party transactions

The Company has a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company. David Wolfin, President & CEO, and a director of the Company, is the sole owner of Oniva. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

The transactions with Oniva during the three and nine months ended September 30, 2019 and 2018, are summarized below:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Salaries and benefits	$125	$154	$506	$459
Office and miscellaneous	57	130	207	448
Exploration and evaluation assets	51	100	169	294
	$233	$384	$882	$1,201

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, the Company’s president and CEO and also a director, for consulting services. For the nine months ended September 30, 2019, the Company paid $169 (September 30, 2018 - $175) to ICC.

The Company pays Jasman Yee & Associates, Inc. (“JYAI”) for operational, managerial, metallurgical, engineering and consulting services related to the Company’s activities. JYAI’s managing director is a director of the Company. For the nine months ended September 30, 2019 and 2018, the Company paid $20 and $57, respectively, to JYAI.

The Company pays Wear Wolfin Designs Ltd. (“WWD”), a company whose director is the brother-in-law of David Wolfin, for financial consulting services related to ongoing consultation with stakeholders and license holders. For the nine months ended September 30, 2019 and 2018, the Company paid $Nil and $12, respectively, to WWD. The agreement was terminated during 2018

Financial Instruments and Risks

The fair values of the Company’s amounts due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable, long-term investments, and warrant liability are recorded at fair value. The carrying amounts of the Company’s term facility, equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

19

MANAGEMENT S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, long-term investments and amounts receivable. The Company manages credit risk, in respect of cash and short-term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with six (December 31, 2018 – six) counterparties (see Note 18). However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At September 30, 2019, no amounts were held as collateral.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at September 30, 2019, in the amount of $2,881 and working capital of $10,120 in order to meet short-term business requirements. Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of term facility, equipment loans, and finance lease obligations are due within 12 months of the condensed consolidated interim statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company’s contractual obligations and commitments as at September 30, 2019, are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$5,476	$5,476	$-	$-
Due to related parties	162	162	-	-
Minimum rental and lease payments	2,179	2,097	76	6
Term facility	7,142	3,685	3,457	-
Equipment loans	544	352	192	-
Finance lease obligations	1,287	896	391	-
Total	$16,790	$12,668	$4,116	$6

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MANAGEMENT S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)	To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not exposed to significant interest rate cash flow risk as the Company’s term facility, equipment loans, and finance lease obligations bear interest at fixed rates.

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MANAGEMENT S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

Foreign Currency Risk
Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and Canadian dollars:

	September 30, 2019		December 31, 2018
	MXN	CDN	MXN	CDN
Cash	$12,355	$2,437	$8,378	$2,421
Long-term investments	-	37	-	14
Reclamation bonds	-	31	-	146
Amounts receivable	-	126	-	114
Accounts payable and accrued liabilities	(54,710)	(615)	(85,951)	(891)
Due to related parties	-	(214)	-	(215)
Equipment loans	-	(224)	-	(301)
Finance lease obligations	(1,123)	(474)	(13,907)	(533)
Net exposure	(43,478)	1,104	(91,480)	755
US dollar equivalent	$(2,209)	$834	$(4,656)	$554

Based on the net US dollar denominated asset and liability exposures as at September 30, 2019, a 10% fluctuation in the US/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the nine months ended September 30, 2019, by approximately $245 (year ended December 31, 2018 - $452). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its amounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At September 30, 2019, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of approximately $446 (December 31, 2018 - $419).

The Company is exposed to price risk with respect to its long-term investments, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). A 10% change in market prices would not have a material impact on the Company’s operations.

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

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MANAGEMENT S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(d)	Classification of Financial Instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at September 30, 2019:

	Level 1	Level 2	Level 3
Financial assets
Cash	$2,881	$-	$-
Amounts receivable	-	4,358	-
Long-term investments	28	-	-
Financial liabilities
Warrant liability	-	-	(1,722)
Total financial assets and liabilities	$2,909	$4,358	$(1,722)

Commitments

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 8.

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	September 30, 2019	December 31, 2018
Not later than one year	$2,097	$3,092
Later than one year and not later than five years	76	74
Later than five years	6	10
	$2,179	$3,176

Included in the above amount as at September 30, 2019, is the Company’s commitment to incur flow-through eligible expenditures of $2,049 (C$2,713) that must be incurred in Canada.

Office lease payments recognized during the nine months ended September 30, 2019, totalled $54 (September 30, 2018 - $51).

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MANAGEMENT S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

Changes in Accounting Standards

Application of new and revised accounting standards:

Adoption of IFRS 16 Leases (“IFRS 16”)

In January 2016, the IASB issued IFRS 16 – Leases (“IFRS 16”) which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract based on whether the customer controls the asset. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. A lessee can choose to apply IFRS 16 using either a full retrospective approach or a modified retrospective approach. The Company has applied IFRS 16 at the date it became effective using a modified retrospective approach. By applying this method, the comparative information for the 2018 fiscal year has not been restated.

At the inception of a contract, the Company assesses whether a contract is or contains a lease. If so, the Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost, which consists of:

•	The amount of the initial measurement of the lease liability

•	Any lease payments made at or before the commencement date

•	Any indirect costs incurred

•	An estimate of costs to dismantle or remove the underlying asset or to restore the site on which the asset is located

•	Any incentives received from the lessor

The Company has elected not to recognize right of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low value assets. The lease payments associated with these leases are expensed on a straight-line basis over the lease term.

The majority of the Company’s leases were already classified as right of use assets on its consolidated statement of financial position. The Company has reviewed all existing leases and concluded that all leases that were previously expensed over the lease term were considered to be either short-term leases or leases of low value assets, and therefore there is no impact to the consolidated financial statements upon adoption of IFRS 16.

Adoption of IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”)

On June 7, 2017, the IASB issued IFRIC 23 Uncertainty over Income Tax Treatments. The interpretation provides guidance on the accounting for current and deferred income tax liabilities and assets when there is uncertainty over income tax treatments. IFRIC 23 is applicable for annual periods beginning on or after January 1, 2019.

IFRIC 23 requires an entity to determine whether uncertain tax positions are assessed separately or as a group; and assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings. If yes, the entity should determine its accounting tax position consistently with the tax treatment used or planned to be used in its income tax filings. If no, the entity should reflect the effect of uncertainty in determining its accounting tax position. The Interpretation is effective for annual periods beginning on or after January 1, 2019.

The Company adopted IFRIC 23 in its consolidated financial statements for the annual period beginning on January 1, 2019, with no impact on the financial statements.

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MANAGEMENT S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

Changes in accounting standards not yet effective:

The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective. The following accounting standards were issued and are not yet effective as of September 30, 2019:

IFRS 3 – Definition of a Business

In October 2018, the IASB issued amendments to IFRS 3 – Definition of a Business which:

•	Clarify that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs;

•	Narrow the definitions of a business and of outputs by focusing on goods and services provided to customers and by removing the reference to an ability to reduce costs;

•	Add guidance and illustrative examples to help entities assess whether a substantive process has been acquired;

•	Remove the assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs; and

•	Add an option concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020, and to asset acquisitions that occurred on or after the beginning of that period. Earlier application is permitted.

Annual Improvements 2015-2017 Cycle

In December 2017, the IASB issued the Annual Improvements 2015-2017 cycle, containing amendments to IFRS 3 - Business Combinations ("IFRS 3"), IFRS 11 - Joint Arrangements, IAS 12 - Income Taxes, and IAS 23 - Borrowing Costs. These amendments are effective for annual periods beginning on or after January 1, 2019 and are not expected to have a significant impact on the Company's consolidated financial statements

Outstanding Share Data

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

As at November 7, 2019, the following common shares, warrants, and stock options were outstanding:

	Number of shares	Exercise price	Remaining life (years)
Share capital	76,592,388	-	-
Warrants (US$)	10,738,061	$0.80 - $2.00	0.06 – 3.88
Warrants (C$)	464,122	C$0.85	0.73
RSUs	2,372,875	-	0.87 – 2.79
Stock options	2,673,500	C$0.79 - C$2.95	0.12 – 4.79
Fully diluted	92,840,946

The following are details of outstanding stock options as at September 30, 2019 and November 7, 2019:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (September 30, 2019)	Number of Shares Remaining Subject to Options(November 7, 2019)
December 22, 2019	C$1.90	30,000	30,000
September 2, 2021	C$2.95	502,500	502,500
September 20, 2022	C$1.98	1,165,000	1,165,000
October 6, 2022	C$1.98	15,000	15,000
August 28, 2023	C$1.30	435,000	435,000
August 21, 2024	C$1.79	526,000	526,000
Total:		2,673,500	2,673,500

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MANAGEMENT S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

The following are details of outstanding warrants as at September 30, 2019 and November 7, 2019:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (September 30, 2019)	Number of Underlying Shares (November 7, 2019)
November 28, 2019	$2.00	3,562,215	3,562,215
July 30, 2020	C$0.85	464,122	464,122
September 25, 2023	$0.80	7,175,846	7,175,846
Total:		11,202,183	11,202,183

The following are details of outstanding RSUs as at September 30, 2019 and November 7, 2019:

Expiry Date	Number of Shares Remaining Subject to RSUs (September 30, 2019)	Number of Shares Remaining Subject to RSUs (November 7, 2019)
September 20, 2020	20,375	20,375
August 28, 2021	622,000	622,000
August 21, 2022	1,730,500	1,730,500
Total:	2,372,875	2,372,875

Disclosure Controls and Procedures

Management has designed and evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures on financial reporting (as defined in NI 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings) and has concluded that, based on its evaluation, they are effective as of September 30, 2019, to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries is made known to management and disclosed in accordance with applicable securities regulations.

Internal Controls over Financial Reporting (“ICFR”)

The management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS. Internal controls over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect the Company’s transactions and dispositions of the assets of the Company; providing reasonable assurance that transactions are recorded as necessary for preparation of the Company’s consolidated financial statements in accordance with IFRS; providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and providing reasonable assurance that unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis. Our management and the Board of Directors do not expect that our disclosure controls and procedures or internal controls over financial reporting will prevent all errors or all instances of fraud. A control system, no matter how well designed and operated, can provide only reasonable (not absolute) assurance that the control system’s objectives will be met. Further, the design, maintenance and testing of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs.

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MANAGEMENT S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control gaps and instances of fraud have been detected. These inherent limitations include the reality that judgment in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design, maintenance and testing of any system of controls is based in part upon certain assumptions about the likelihood of future events, and any control system may not succeed in achieving its stated goals under all potential future conditions.

Management conducted an evaluation of the effectiveness of the Company’s internal controls over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013) (‘COSO’). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

Based on this evaluation, management concluded that as of September 30, 2019, the Company’s internal controls over financial reporting, as defined in NI 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings, are effective to achieve the purpose for which they have been designed.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of November 7, 2019. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. Forward-looking statements in this document include, but are not limited to, those regarding the economic outlook for the mining industry, expectations regarding metals prices, expectations regarding production output, production costs, cash costs and other operating results, expectations regarding growth prospects and the outlook for the Company’s operations, and statements regarding the Company’s liquidity, capital resources, and capital expenditures. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable securities regulations. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

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